October 2, 2006

Kenneth S. Shifrin
Chief Executive Officer
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550

Re: **American Physicians Service Group, Inc.**
        Registration Statement on Form S-4
        Filed August 31, 2006
        Registration No. 333-137012

Dear Mr. Shifrin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand that APIC now intends to register the shares to be issued in the conversion, rather than relying on an exemption from registration. Please revise the registration statement to reflect the registration of the APIC shares and name APIC as a co-registrant. Also, please tell us how APIC will comply with its obligation to file periodic reports under Section 15(d) of the Exchange Act.

2.   Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

3.   Please clarify throughout, if true, that the holders of refundable deposit certificates representing unpaid surplus contributions will not have an opportunity to vote on the conversion and exchange and will have no appraisal rights.

4.   Please confirm that you will disclose a range of the number of shares that could be issued in the merger.

5.   Please discuss when you will know the current value of the payments that the Texas Department of Insurance determines that APIC must make with respect to the redemption features of the APIC Series A redeemable preferred stock. If you will not know this amount before the effective date of this registration statement, please disclose how you will make the information available to stock holders and policy holders.

6.   Please revise the forepart of the registration statement to include disclosure regarding the parties' ability to terminate the merger agreement if the market price of your common stock is more than 25% higher or lower than $14.28. This discussion should include:

   - A description of the rights of each party to terminate the agreement.

   - Each parties' intention regarding resolicitation if such termination rights are triggered and a discussion of the respective boards' fiduciary duties to their shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise termination rights.

   - An example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

   - An illustrative table using a reasonable range of prices of the APSG's securities with columns indicating the respective exchange ratios and other relevant information.

   - The time period anticipated between the vote and closing.

   - A toll-free number that shareholders can call before the polls close to find out the exact number of shares to be issued on a per share basis.

Registration Statement Facing Page

7.   Please revise the fee table to include actual dollar amounts in the column titled "Proposed Maximum Aggregate Offering Price."

Prospectus Cover Page

8.   Please explain the references to "exchange notes" in the legend at the top of the cover page.

9.   If true, please disclose that the actual value of the merger consideration and the number of shares to be issued will not be determined prior to the time that stockholders and policy holders will vote on the proposals. Clearly state that the actual amounts may differ from the examples provided in the registration statement.

Questions and Answers about the Conversion and Merger, page 1

Why are APSG and APIE proposing the merger?, page 1

10.   Please balance your discussion of the expected benefits of the merger with a brief summary of the most significant anticipated risks related to the merger.

11.   Please revise the second bullet point under each answer to explain how APSG/APIC "will be much stronger together." Further, please revise the final bullet point under this heading to explain who the "eligible policyholders" are.

Are the conversion and merger taxable?, page 4

12.   Please revise your disclosure in the second sentence to clarify, if true, that the exchange of APSG preferred stock for APIC preferred stock will not be a *separately* taxable event, but that the original receipt of APIC preferred stock may be taxable. Also, please disclose that you have received a qualified opinion of counsel relating to the tax consequences of the conversion and the merger.

Cautionary Statement Concerning Forward Looking Statement, page 6

13.   Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by, among other things, an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Accordingly, please revise to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to statements made by APIE.

Summary, page 8

14.   Please include a summary section describing any special benefits to affiliates resulting from the conversion and/or merger.

15.   Please include in your summary a chart showing your post-merger structure, including the relationship between APSG, APIE and API Advisor, as well as all APSG and APIE subsidiaries.

The Companies, page 8

16.   Please expand your discussion of the "management services" you provide to APIE in the first paragraph under this heading and disclose whether you provide these services to any other companies. Please also expand your discussion of the "brokerage and investment services" you provide and generally indicate the portion of your revenue attributable to each line of business.

17.   We note your disclosure that APIE has few or no employees, is managed by APSG through its wholly owned subsidiary APMC Insurance Services, Inc., and is "wholly owned by its subscriber physicians." Please expand your disclosure to clearly indicate who currently controls APIE, naming any controlling subscribers and the basis for such control, including through board membership, ownership or other management through APMC.

18.   Refer to the first paragraph regarding APIE's business. Describe the difference between a "subscriber" to the insurance exchange and "other healthcare providers." In addition, explain the criteria the company uses in determining when to charge additional amounts to insureds for purposes of contributing to the exchange's surplus.

19.   Please expand your discussion in the final paragraph on page 8 to explain what a "purchasing group" is and disclose why APIE is not subject to the rate and form regulations of the Texas Department of Insurance.

The Merger, page 9

20.   Expand your discussion of the conversion rate to explain where the $14.28 originates.

The Advisor Services Agreement, page 11

21.   Please expand your discussion under this heading to describe the anticipated ownership structure of API Advisory, LLC. Also, describe the advisory services API Advisor will provide and quantify all fees payable under this agreement.

Regulatory Matters, page 14

22.   Please continue to update your disclosure under this heading to describe any updates in the fairness hearing that the Texas Insurance Commissioner intends to hold. In addition,

please disclose when you expect to know whether the transaction will require approval of the Arkansas Insurance Department.

Risk Factors, page 18

23.   We note your reference in the introductory paragraph on page 18 to the "financial reports and other public information related to APIE filed with the Texas Department of Insurance." Please note that all disclosure requirements set forth in Form S-4 and the Securities Act of 1933 generally regarding APIE must be satisfied through disclosure within the proxy/statement prospectus, rather than through reference to other sources. Please modify your disclosure as necessary to satisfy all Securities Act disclosure items within your filing.

24.   We note, in addition, your guidance that readers should review APSG's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other reports, proxy statements and information filed by APSG with the SEC. Since you appear to have chosen not to incorporate any of the disclosure from these documents by reference, please be advised that you must include all relevant disclosure within the proxy statement/prospectus and remove the implication that a reader must review these documents for information not included in the S-4.

Risks Relating to the Merger, page 18

The market price of APSG common stock may fluctuate and sales of APSG common stock, including sales of shares acquired in the exchange …, page 18

25.   Please explain the reference to a buy-back plan in the final sentence under this risk factor heading.

Failure to complete the merger could negatively impact the share price of APSG common stock and the future business …, page 20

26.   Please expand your disclosure in the final bullet point under this risk factor heading to explain any anticipated "negative impacts on APIE's premiums" that might result from the merger or otherwise.

Risks Relating to the Combined Company's Operations, page 20

APSG's reliance on key executives, key personnel and key accounts could affect …, page 20

27.   Please name the executive personnel, key executives and key salespersons upon whom you rely. In addition, please remove mitigating language referring to employment agreements.

Anti-takeover provisions in APSG's charter documents, APSG's shareholder rights plan and Texas law …, page 21

28. Please briefly describe each of the anti-takeover provision to which your disclosure refers.

APSG and APIE are exposed to interest rate and investment risk, page 23

29. Please remove mitigating language from the fourth and fifth paragraphs under this risk factor heading related to the methods by which APIE controls risk.

30. Revise the first paragraph under this heading to describe specifically how interest rate fluctuations would affect APSG's broker/dealer subsidiary. In addition, please revise the second paragraph under this heading to explain how a decline in the value of APSG's debt and equity securities portfolio might occur.

Market conditions could cause reinsurance to be more costly or unavailable for APIC, page 25

31. Please explain whether your current reinsurance contracts will need to be renegotiated as a result of the change in control that will occur with the merger.

Information about APSG, page 28

APSG's Insurance Services, page 28

32. Disclose how APSG derives revenues from its insurance services, explaining what those services consist of and what the fees for those services are based upon. In addition, please describe or provide a cross-reference within the proxy statement/prospectus to a description of how revenues will be derived following the merger.

APSG's Financial Services, page 28

33. Discuss whether the services described in the second sentence of the second paragraph under this heading account for a substantial portion of the revenues of APSG.

Competition, page 30

34. Expand your disclosure to describe the methods by which you compete and to discuss the reasons for naming the companies identified as competitors. Specifically, discuss whether the companies named are of similar size or revenues as you.

Effect of Merger on Beneficial Owners of more than 5% of APSG's Common Stock, page 33

35.   Please identify the natural persons who control the shares listed as owned by an entity.

Share Repurchase Program, page 34

36.   Please describe in more detail the mechanics of the share repurchase program, including details of how you determine whether shares will be repurchased in open market or private transactions, how investors tender their shares, and whether you register such repurchases or rely upon an exemption from registration for such repurchases. In addition, please tell us whether your repurchase program is currently ongoing or has been suspended pending completion of the merger. Finally, please tell us how you identified the individuals from whom you purchased shares in private transactions.

APSG Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Insurance Services, page 35

37.   Please revise to provide a more detailed description of the management fee that FMI receives from APIE. Explain how the management fee is calculated and why one portion of the fee is based on statutory earned premiums while another portion of the fee is based on a percentage of APIE's statutory profits. Also, please clarify the meaning of the terms "statutory profits" and "statutory earned premiums."

Financial Services, page 35

38.   Refer to the first bullet point under this heading. Please explain the term "public funds." In addition, revise the second bullet point to clarify the meaning of "trade claim."

Results of Operations, page 37

39.   Expand your discussion in the first paragraph under this heading to describe specifically how the merger will affect the revenues of Insurance Services.

40.   In the final full paragraph on page 37, please revise the third sentence to explain how you lower the limits of liability on APIE's insured physicians.

First Six Months of 2006 Compared to First Six Months of 2005, page 38

41.   Please explain, in the second sentence of the second paragraph under this heading, the reason for the rate decreases and explain whether the resultant decrease in revenues is expected to continue or level off.

42.   Please revise to explain what "pass-through commission revenue" is and explain why there were lower written premiums for new business for the current quarter. Explain why payments to third party agents increased.

43.   Provide more detail about the decrease in certain renewals and discontinuation of the high risk management program that lead to the 39% and 40% decrease in risk management fees. Specifically, explain why there were fewer renewals and why the program was discontinued.

44.   Please revise your disclosure in the final carry-over paragraph on page 38 to explain what was entailed in the "overhaul" of APSG's policy claims software.

45.   Revise the disclosure under "Financial Services" on page 39 to describe in more detail the "ramping up of the business" that led to such dramatic revenue increases. We note that you hired an investment manager and that APS clearing accounted for approximately half of the increase attributable to this ramping up, but your disclosure should also describe specifically the reasons for the remaining increase.

46.   Please explain the reference to "performance-related forgivable loans" in the second full paragraph on page 39.

47.   Refer to the final carry-over paragraph on page 39. Please identify the party to whom a severance payment was made in 2005 and who has since been retained by you as a tax consultant.

2005 Compared to 2004, page 40

48.   Throughout your discussion, please provide more details about the reasons behind the changes in operating measures from period to period. The following are examples of changes that require additional explanation:

- Why was there a lower number of renewals leading to a decrease in risk management fees, and a decline in new business written during the year, as described in the carry-over paragraph at the top of page 41;

- Why did APSG receive no profit sharing from 2005 in 2005, as described in the fourth paragraph on page 43;

- Why did APSG have much larger gains on investments, leading to higher tax liability, as described in the fourth paragraph on page 43;

Review your disclosure throughout MD&A to ensure that all changes are explained in sufficient detail.

Liquidity and Capital Resources, page 46

49. Refer to the third paragraph under this heading. Please explain how the amounts set forth in parts (1) – (3) of the final sentence relate to the $17,322,000 net working capital amount disclosed in the first paragraph under this heading.

Management of APSG, page 50

Summary Compensation Table, page 53

50. Refer to footnote (3) to the compensation table. Please disclose why the amounts paid in connection with the sale of APSG's interest in HealthTronics are not included in the table.

Employment Agreements, page 55

51. Please revise to disclose the provisions relating to performance bonuses in the employment agreements for each of Mr. Shifrin, Mr. Magids, and Mr. Hayes.

Information about APIE, page 63

52. Revise to describe how APIE derives and recognizes revenues. Please specifically address how revenues are recognized in light of APIE's need to maintain a significant reserve for potential claims. In addition, address specifically how your investment portfolio factors into your business.

53. Please indicate whether APIE has any policies or guidelines it uses in determining whether to issue insurance to an individual or entity, including risk characteristics that are considered acceptable and those that are not. Please also describe whether pricing depends upon certain risk scores or other factors of this nature.

Relationship with Attorney-in-Fact, page 64

54. Please quantify the amount of fees paid under the management agreement for each period covered by the financial statements included within the prospectus.

Competition, page 65

55. Expand your disclosure to describe the methods by which APIE competes and to discuss the reasons for naming the companies identified as competitors. Specifically, discuss whether the companies named are of similar size or revenues as APIE.

APIE Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

<u>Critical Accounting Policies, page 67</u>

56.   Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your reserve for reinsurance contracts and loss reserves could have a material impact on your financial statements. Please revise accordingly and refer to SEC Release 33-8350.

<u>Results of Operations, page 69</u>

<u>Overview and Business Outlook, page 69</u>

57.   Please revise the first paragraph to clarify why rate increases in 2005 and the first half of 2006 lowered gross premiums and maintenance fees.

58.   Please revise the last sentence of the third paragraph under this heading to define "ALAE expense" and explain why it will "trend higher."

59.   Please provide more details about the reasons behind the changes in operating measures from period to period. The following are examples of changes that require additional explanation:

    •   Decrease in loss adjustment expense, in the fifth paragraph on page 70;

    •   Increase in tail coverage premiums written, in the fourth paragraph on page 71.

    Review your disclosure throughout MD&A to ensure that all changes are explained in sufficient detail.

<u>Three Months Ended June 30, 2006 Compared to Three Months Ended June 300, 2005, page 70</u>

60.   Please explain, in the penultimate sentence of the second paragraph under this heading, what you mean when you say that APIE assumed "10% retention in the excess reinsurance layer for the 2006 treaty year."

<u>2005 Compared to 2004, page 72</u>

61.   Please revise your disclosure in the first paragraph on page 73 to explain why an increase in claims filed caused existing claims to be more difficult to settle.

<u>Liquidity and Capital Resources and Financial Condition, page 75</u>

62.   We note your disclosure in the fourth paragraph on page 76 that APIE expects to
        continue to fund its continuing operations through premiums written and investment
        income. In light of the fact that you appear to have in excess of $41 million of expected
        liability in 2006, and your cash flow for 2005 was $12,700,000, please expand your
        discussion to address how you expect to meet your short-term liquidity needs from
        operations.

The APSG Meeting, page 79

Vote Required, page 80

63.   It appears that APSG shareholders may vote by using the Internet. Please provide us
        with screen shots for each of the screens a stockholder could view during the online
        voting process. Alternatively, please provide a password so that we can view the voting
        website. Provide similar information for APIE's online voting procedures.

Voting of Proxies, page 80

64.   Please provide specific voting instructions for each method of voting. Provide similar
        disclosure with respect to the voting procedures for APIE policyholders.

Miscellaneous, page 81

65.   We note a proposal may be introduced to adjourn or postpone the meeting, and recognize
        that this proposal may be introduced for the purpose of soliciting additional proxies.
        Discretionary authority is unavailable when a procedural action is taken with respect to a
        substantive matter for which a proxy is solicited. See Rule 14a-4. The postponement or
        adjournment of a meeting to solicit additional proxies does not constitute a matter
        incidental to the conduct of the meeting. Consequently, the use of discretionary voting
        authority to vote on postponement or adjournment of the meeting to solicit additional
        proxies is a substantive proposal for which proxies must be independently solicited.
        Revise the disclosure and provide a separate voting box on the proxy card so that security
        holders may decide whether to grant a proxy to vote in favor of postponement or
        adjournment of the meeting for the solicitation of additional proxies.

The Conversion, page 85

66.   Please describe the conversion consideration in more detail. Expand the description of
        each category of policyholders that will receive consideration in the conversion and
        further explain the interest represented by a refundable deposit certificate. Finally,
        discuss surplus contributions and clarify how they affect the rights of policyholders in the
        conversion.

Recommendation of the APIE Board of Directors, page 87

67.   Please revise to describe the 3% cumulative dividend that will be paid on the shares of
        APSG Series A redeemable preferred stock and APIC Series A redeemable preferred
        stock. Disclose the date of the dividend and the source of funds for the dividend. Also,
        please clarify the meaning of "cumulative dividend."

The Merger, page 88

68.   Please revise to specifically discuss any alternative transactions considered by either
        company, and the reasons the board of the relevant company rejected such alternatives.
        If no alternatives were considered, please disclose this fact and explain why.

69.   Please revise your disclosure in the final carry-over paragraph on page 88 to identify the
        APIE board members who approached APSG and identify the parties at APSG whom
        they approached.

70.   Refer to the first full paragraph on page 89. Please explain whether Mr. Shifrin was
        appointed by the board as its representative in discussions and negotiations with APIE.
        In addition, please specify the dates of each board meeting at which Mr. Shifrin provided
        "updates" and describe the content of the discussions at those meetings.

71.   Please revise the final carry-over paragraph on page 89 to disclose which party proposed
        the initial term sheet and how the proposed conversion/merger structure was crafted.

72.   Please revise the fifth paragraph on page 90 to disclose what alternative treatments of the
        refundable deposit-holders were discussed and provide the reasons for rejecting each
        alternative.

73.   Refer to the last paragraph on page 90, which indicates why the APSG board decided not
        to hire an independent financial advisor. Please also disclose the reasons why the APSG
        board did not hire its own tax advisor.

74.   We note that your summary of the merger discussions does not address the amendment to
        APSG's incentive and non-qualified stock option plan that is a separate item on your
        proxy card. Please revise to discuss how and when this topic became a part of the merger
        discussions.

APIE Considerations Relating to the Merger and the Share Issuance, page 92

75.   We note that one of the factors the board considered was that APIE policyholders will
        hold approximately 43% of APSG's common stock following the merger. Please revise
        to clarify whether the board viewed this factor as a positive or a negative result for APIE

stockholders and the reasons for the board's conclusion. Discuss whether the board considered the dilutive effect of the merger on APIE stockholders.

APSG Considerations Relating to the Merger and the Share Issuance, page 94

76.   Please revise the second and fourth bullet points to quantify the expected benefit and discuss the reasons that the merger is expected to provide these results. If the board did not quantify these factors, please disclose the reasons why it did not.

77.   Please revise the second negative factor to discuss how APSG's risk is expected to change after the merger, in light of its significant current revenue exposure associated with APIE's business under its management agreement.

Opinion of APIE's Financial Advisor, page 95

78.   Please highlight the fact that the opinion does not address the fairness of the transaction to refundable deposit-holders.

79.   Please expand the disclosure to present your summary of the financial advisors' analyses in tabular form. Tabular presentations aid the understanding of complex information by providing an organized way to digest summarized items. Long and dense narrative disclosure alone, no matter how concise, is often less effective than carefully constructed tables accompanied by clear explanations.

80.   Please revise to disclose the amount of the financial advisor's fee, if any, that is payable upon completion of the merger.

Material United States Federal Income Tax Consequences of the Conversion and Merger, page 109

81.   We note that Deloitte Tax LLP has opined that the conversion and the merger "should" each be treated as reorganization under section 368(a) of the Internal Revenue Code. Please revise the disclosure to explain why Deloitte cannot give an unqualified opinion and describe the degree of uncertainty in the opinion. Also, please expand the risk factor on page 20 to further highlight the uncertainty in the tax opinion and the related risks to investors.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments Related to the Merger, pages 118 to 120

82.   We note that you have disclosed in your filing that because the exchange ratio is based upon a number of components, several of which cannot yet be determined, that you are

not able to determine the number of shares of APSG common and Series A redeemable preferred stock that will be issued pursuant to the conversion and merger. However, it appears that you have made certain assumptions to be able to determine the number of shares that will be issued for purposes of providing pro forma financial information. Please help us to understand the nature of the components that have the ability to impact the number of shares issued and what potential impact this can have on the relative ownership of APSG between former APIC common shareholders and current APSG shareholders. Please explain how the market price of APSG common stock may impact the merger transaction. Additionally, expand your disclosure of these matters throughout the filing, as appropriate, and disclose the key assumptions made in determining the number of APSG shares to be issued.

83.   Considering the guidance in paragraph 22 of SFAS 141, please explain how any changes in the number of common and Series A redeemable preferred stock in accordance with the terms disclosed on page 99 would impact the purchase price and related allocation. Also, please revise the range of pro forma shares outstanding in note 6 based upon the potential outcomes with a related range for pro forma earnings per share.

84.   Regarding Note (l), it appears that you have made a summary adjustment to bring the net assets of APIC up to fair value. Please provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of APIC at the date of the merger transaction. Where possible, give consideration to disclosing the sources of relevant information and key assumptions considered in determining the fair value of these specific accounts. Reference is made to paragraphs 35 to 36 and paragraph 51 of SFAS 141.

Interests of Certain Persons in the Merger
Advisory Services Agreement, page 122

85.   Please identify the members of the APIE board that own API Advisor, or revise to clarify that each of the current board members holds an interest. Also, please quantify the percentage interest held by each board member.

86.   Please disclose the amount of fees that APIC will pay API Advisor under the terms of the agreement.

87.   In the final paragraph on page 123, please quantify each of the fees that will be paid directly to certain directors for certain advisory services, identifying each such director.

Financial Statements

Notes to Condensed Consolidated Financial Statements of APSG, pages F-8 to F-16

88.   Since the APSG board approved the merger agreement on May 30, 2006, please update
        the disclosure within the notes to your interim financial statements to address the plan of
        merger.

Report of Independent Registered Public Accounting Firm, page F-17

89.   We note that the first paragraph of the report indicates that your auditors audited the
        related statements of stockholders' equity and comprehensive income (loss) for each of
        the three years in the period ended December 31, 2005. However, we note that the
        financial statements do not include those respective statements. Please amend your filing
        to address this inconsistency and to meet the requirements of Rule 3-04 of Regulation
        S-X.

Consolidated Statement of Income, page F-20

90.   In your amended filing, please present earnings per share information on the face of the
        income statement in accordance with paragraphs 36 to 38 of SFAS 128.

Management Fees and Other Receivables, pages F-26 to F-27

91.   We note that amounts reported in your summarized financial information for APIE
        appear to be inconsistent with those amounts you have reported within the included APIE
        financial statements. Please revise in your amended filing or advise.

Marketable Securities, page F-29

92.   It is generally unusual for a diversified portfolio of equity securities to not suffer any
        gross unrealized losses. From the table you have provided it appears that you do not
        have any gross unrealized losses on your equity portfolio in either 2005 or 2004. Please
        confirm our understanding and advise, as appropriate.

Annex C – Draft Tax Opinion

93.   We note that you have filed a "draft" tax opinion. Because the receipt of the opinion is a
        waivable condition to completion of the merger, please confirm that you will file a final
        executed form of tax opinion before requesting acceleration of effectiveness of your
        filing.

94.   Refer to page C-6 of the tax opinion. We note your tax advisor's statement following the
        paragraphs numbered (I) and (II) that "Upon [the issuance of APIC shares in connection
        with the conversion], all Policyholder Interests and all other rights of all Policyholders
        (except for the rights of Policyholders arising under their insurance policies) in *APIC* will
        be extinguished" (emphasis added). Since it is APIE that will cease to exist as a result of

Kenneth S. Shifrin
American Physicians Service Group, Inc.
October 2, 2006
Page 16

the conversion, we do not understand your conclusion that policyholders' interests in *APIC* will be extinguished. Please revise or advise.

95.   We note your tax advisor's reference to a "Top-Up Option" and a "Back-Stop Provision" in the second paragraph under "Limitations on the Scope of this Opinion" on page C-24. Please explain these terms to us and tell us why your tax advisor has carved out these provisions from the tax opinion.

96.   Refer to the limitations on the scope of the opinion, on page C-24. The statement that the opinion is solely for the benefit of APIE is not appropriate because it suggests that investors may not be able to rely on the tax opinion. Please provide a revised opinion that omits the limitation on reliance.

Part II

Item 22. Undertakings

97.   Please supply the undertakings required by Item 512(a)(5) of Regulation S-K and Item 22(b) of Form S-4.

Exhibits

98.   Please file consents of Messrs. Peche and Knight to be named as nominees to the APSG board of directors.

99.   Please file the consent of Raymond James & Associates, Inc.

100.   Please file your legal opinion with your next amendment or provide a draft of the opinion for us to review.

Exhibit 23.1

101.   In an amended filing, please have your auditors specifically identify the date of the report to which they provide their consent for use.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tim LaFrey, Esq. (*via facsimile*)
         Akin Gump Strauss Hauer & Feld LLP